BLACK FIVES PROPERTIES, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Black Fives Properties, Inc.
Greenwich, Connecticut

We have reviewed the accompanying financial statements of Black Fives Properties, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

April 23, 2025
Los Angeles, California

BLACK FIVES PROPERTIES, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	3,713	$	413
Total Current Assets		**3,713**		**413**
Intangible Assets		65		65
Total Assets	$	**3,778**	$	**478**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,535	$	-
Loans and Promissory Notes, related party		38,237		39,523
Other Current Liabilities		568		-
Total Current Liabilities		**41,340**		**39,523**
Total Liabilities		**41,340**		**39,523**
STOCKHOLDERS' EQUITY				
Common Stock		475		475
Subscription Receivable		(475)		(475)
Additional Paid in Capital		65		-
Accumulated Deficit		(37,627)		(39,045)
Total Stockholders' Equity		**(37,562)**		**(39,045)**
Total Liabilities and Stockholders' Equity	$	**3,778**	$	**478**

See accompanying notes to financial statements.

BLACK FIVES PROPERTIES, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 34,655	$ -
Cost of Goods Sold	8,783	-
Gross Profit/ (Loss)	**25,872**	**-**
Operating Expenses		
General and Administrative	21,916	2,535
Selling and Marketing	2,015	600
Total Operating Expenses	**23,931**	**3,135**
Net Operating Income/(Loss)	**1,941**	**(3,135)**
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) Before Provision for Income Taxes	**1,941**	**(3,135)**
Provision/(Benefit) for Income Taxes	523	-
Net Income/(Net Loss)	**$ 1,418**	**$ (3,135)**

See accompanying notes to financial statements.

BLACK FIVES PROPERTIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Subscription	Additional Paid	Accumulated	Total Stockholders'
(in , $US)	**Shares**	**Amount**	**Receivable**	**In Capital**	**Deficit**	**Equity**
Balance—December 31, 2022	**4,750,000**	**$ 475**	**$ (475)**	**$ -**	**$ (35,910)**	**$ (35,910)**
Net Loss					(3,135)	(3,135)
Balance—December 31, 2023	**4,750,000**	**$ 475**	**$ (475)**	**$ -**	**$ (39,045)**	**$ (39,045)**
Share-Based Compensation				65	-	65
Net Income					1,418	1,418
Balance—December 31, 2024	**4,750,000**	**$ 475**	**$ (475)**	**$ 65**	**$ (37,627)**	**$ (37,562)**

See accompanying notes to financial statements.

BLACK FIVES PROPERTIES, INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	1,418	$	(3,135)
Adjustments to Reconcile Net Loss o Net Cash Used in Operating Activities				
Share-Based Compensation		65		-
Changes in Operating Assets and Liabilities:				
Accounts Payable		2,535		-
Other Current Liabilities		568		-
Net Cash Provided/Used in Operating Activities		**4,586**		**(3,135)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Used in Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes		7,938		3,048
Repayment of Promissory Notes		(9,224)		-
Net Cash Provided/Used in Financing Activities		**(1,286)**		**3,048**
Change in Cash & Cash Equivalents		**3,300**		**(87)**
Cash & Cash Equivalents —Beginning of The Year		413		500
Cash & Cash Equivalents—End of The Year	$	**3,713**	$	**413**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Black Fives Properties, Inc. was incorporated on April 28, 2022, in the state of Delaware. The financial statements of Black Fives Properties, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenwich, Connecticut.

The Black Fives Foundation celebrates the pre-NBA history of African Americans in basketball, preserving and promoting the rich cultural and athletic heritage of the Black Fives Era. The company sells primarily print-on-demand merchandise inspired by this legacy directly to consumers through a third-party online platform (Shopify).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Intangibles
Intangibles include trademark filing and related attorney fees. Trademark costs are indefinite-lived.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

For print-on-demand merchandise sold directly to consumers through a third-party online platform (Shopify), the Company identifies each sale as a distinct contract with a single performance obligation—to deliver the purchased merchandise. Revenue is recognized at the point in time when the product is shipped to the customer, which is when control is deemed to have been transferred. The transaction price is based on the listed sales price, net of any discounts or promotions, and excludes sales taxes collected on behalf of governmental authorities.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $2,015 and $600, which are included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2025, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2024	2023
Tax Payable	45	-
Provision for Income Tax	523	-
Total Other Current Liabilities	$ 568	$ -

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Trademark	$ 65	$ 65
Intangible Assets, at cost	65	65
Accumulated Amortization	-	-
Intangible Assets, net	$ 65	$ 65

Trademark costs are considered to have an indefinite useful life; therefore, no amortization expense was recorded.

5.   DEBT, RELATED PARTIES

The Company had outstanding term loans and notes payable with varying maturities from related parties. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Black Fives Foundation	$ 8,136	0.00%	20/05/2024	30/06/2025	$ 8,136	$ -	$ 8,136	$ 198		$ 198
Promissory Note -Claude Johnson	$ 41,475	0.00%	14/10/2022	On demand	30,101	-	30,101	39,325		39,325
Total					**$ 38,237**	**$ -**	**$ 38,237**	**$ 39,523**	**$ -**	**$ 39,523**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 38,237
2026	-
2027	-
2028	-
Thereafter	-
Total	$ 38,237

6.   SHARE-BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 250,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2022	-	$	-	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2023	-			-
Exercisable Options at December 31, 2023	-			-
Granted	50,000	$	0.0096	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2024	50,000	$	0.01	9.67
Exercisable Options at December 31, 2024	8,333	$	0.01	9.67

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, the Company recognized stock-based compensation expense of $65.

7. EQUITY AND CAPITALISATION

<u>Common Stock</u>

The Company is authorized to issue 5,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 4,750,000 shares of common stock have been issued and were outstanding.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

For The Year Ended	December 31, 2024	December 31, 2023
Current:		
Federal, State, And Local	$ 523	$ -
Total Tax Expense/(Benefit)	**$ 523**	**$ -**

Provision for income tax liability comprises the following:

	December 31, 2024	December 31, 2023
Federal, State, And Local	$ 523	
Total Povision For Income Tax	**$ 523**	**$ -**
Net Tax Provision	$ 523	$ -

9. CONTINGENCIES AND COMMITMENTS

<u>*Contingencies*</u>

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

<u>*Litigation and Claims*</u>

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

On May 20, 2024, the Company entered into a promissory note agreement with the Black Fives Foundation, an entity with a similar ownership structure. The note is non-interest-bearing. As of December 31, 2024, and 2023, the outstanding balances were $8,136 and $198, respectively.

On October 14, 2022, the Company also entered into a non-interest-bearing promissory note agreement with Claude Johnson, the founder and sole shareholder. As of December 31, 2024, and 2023, the outstanding balances were $30,101 and $39,325, respectively.